                                                                    Exhibit 99.1


      P R E S S  R E L E A S E                                     amdocs
--------------------------------------------------------------------------------

    Amdocs Limited Reports Record Revenue of $587 Million for First Quarter
                                 of Fiscal 2006

 24% Growth in Diluted Earnings Per Share Before Certain Items to $0.42; Diluted
                               GAAP EPS of $0.36

Key highlights:

     o First quarter revenue grew 25% to $587 million

     o 24% increase in first quarter diluted EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, to $0.42; Exceeds guidance of $0.40

     o Diluted GAAP EPS of $0.36

     o Free cash flow of $69 million for the quarter

     o After the quarter, Sprint Nextel selected Amdocs to provide a single platform to support its more than 46 million wireless subscribers

     o Second quarter fiscal 2006 guidance: Expected revenue of approximately $600 million and diluted EPS of $0.42, excluding acquisition-related costs, net of related tax effects, and approximately $0.04-$0.05 per share of equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $0.35-$0.36

     o Updated fiscal 2006 guidance: Expected revenue of approximately $2.42-$2.47 billion and diluted EPS of $1.68-$1.72, excluding acquisition-related costs, net of related tax effects, and approximately $0.16-$0.19 per share of equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $1.40-$1.47


St. Louis, MO - January 18, 2006 - Amdocs Limited (NYSE: DOX) today reported that for the first quarter ended December 31, 2005, revenue was $587.0 million, an increase of 25.0% from last year's first quarter. Excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, of $14.7 million, net income was $90.0 million, or $0.42 per diluted share, compared to net income, excluding $3.0 million of acquisition-related costs net of related tax effects, of $72.4 million, or $0.34 per diluted share, in the first quarter of fiscal 2005. The Company's net income was $75.3 million, or $0.36 per diluted share, compared to net income of $69.4 million, or $0.32 per diluted share, in the first quarter of fiscal 2005. Free cash flow, defined as cash flow from operations less net capital expenditures and principal payments on capital leases, was $69.3 million in the quarter.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "We continue to execute according to plan as shown by our very good financial performance and the new business we signed during the quarter. Many of this quarter's sales highlight the fact that service providers are looking for an integrated, best-of-suite offering that allows them to leverage their existing investments with Amdocs as they expand their system capabilities in order to cope with consolidation and industry convergence. Service providers are also looking for solutions to support rapid introduction of new, IP-based and bundled services, while reducing total cost of ownership. Our leading product offering combined with our track record of delivery in complex projects makes us the vendor of choice as we demonstrated with our nine significant new wins this quarter."

"We expect that the continuation of the industry dynamics that contributed to our success in 2005 will also drive our performance in 2006. We are the leading provider to our market and our unique ability to address these needs combined with our top-tier customer base gives us confidence that 2006 will be an exceptional year for Amdocs," continued Baharav.

The Amdocs wins in the first quarter span lines of business and geographies. They include an expansion of Amdocs activities at a major North American wireless carrier as this carrier consolidates systems across markets. In Europe, Amdocs will support an existing customer as this customer expands its MVNO-related activities. In the directory business, Amdocs is building on its long-term relationships with AT&T and BellSouth to help YELLOWPAGES.COM efficiently manage customer data and digital content, as well as to automate all online advertising workflow activities. The Company is also in the initial stages of a large project to provide software and managed services to a wireless customer in Europe.

On January 17, 2006, Sprint Nextel announced that it has reached a preliminary agreement with Amdocs to provide a single platform to support Sprint Nextel's more than 46 million wireless subscribers. Said Baharav, "We are delighted that Sprint Nextel has reconfirmed Amdocs as a strategic partner and we look forward to a long and mutually rewarding relationship with Sprint Nextel."

In the first quarter of fiscal 2006 Amdocs adopted Statement of Financial Accounting Standard No. 123 (revised 2004), Share-based Payment, which requires the expensing of equity-based compensation. Equity-based compensation expense was $9.7 million, net of tax, or $0.04 per diluted share, in the first quarter.

Financial Outlook
Amdocs expects that revenue for the second quarter of fiscal 2006 ending March 31, 2006, will be approximately $600 million. Diluted earnings per share for the quarter are expected to be $0.42, excluding acquisition-related costs, net of related tax effects, and the impact of approximately $0.04-$0.05 per share of equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $0.35-$0.36.

Updated fiscal 2006 guidance: Expected revenue of approximately $2.42-$2.47 billion and diluted EPS of $1.68-$1.72, excluding acquisition-related costs, net of related tax effects, and approximately $0.16-$0.19 per share of equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $1.40-$1.47.

Amdocs will host a conference call on January 18, 2006 at 5 p.m. Eastern Time to discuss the Company's first quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

About Amdocs
Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle, Amdocs enables service companies to deliver an intentional customer experience(TM), which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with revenue of $2.039 billion in fiscal 2005, Amdocs employs about 12,000 IT professionals and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.
   ---------------

Cautionary statements
Investors are cautioned that this press release contains certain information that is not prepared in accordance with GAAP. Investors should not construe these financial measures as being superior to GAAP. The Company's management uses this financial information in its internal analysis in order to exclude the effect of acquisitions and other significant items that may have a disproportionate effect in a particular period. Accordingly, management believes that isolating the effects of such items enables management and investors to consistently analyze the critical components and results of operations of the Company's business and to have a meaningful comparison to prior periods.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 28, 2005.

Contact:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                  Consolidated Statements of Income (Unaudited)

                      (In thousands, except per share data)


                                                     Three months ended
                                                        December 31,
                                            ---------------------------------
                                                2005(1)              2004
                                            -------------      --------------

 Revenue:
   License                                  $      31,661      $       20,366
   Service                                        555,367             449,166
                                            -------------      --------------
                                                  587,028             469,532
 Operating expenses:
   Cost of license                                  1,062               1,155
   Cost of service                                374,051             294,947
   Research and development                        43,114              32,911
   Selling, general and administrative             78,550              54,960
   Amortization of purchased intangible
      assets                                        7,572               3,718
                                            =============       =============
                                                  504,349             387,691
                                            -------------       -------------
 Operating income                                  82,679              81,841

 Interest income and other, net                     8,414               4,959
                                            -------------       -------------
 Income before income taxes                        91,093              86,800

 Income taxes                                      15,759              17,357
                                            -------------       -------------
 Net income                                 $      75,334       $      69,443
                                            =============       =============
 Basic earnings per share                   $        0.38       $        0.34
                                            =============       =============
 Diluted earnings per share (2)             $        0.36       $        0.32
                                            =============       =============
 Basic weighted average number of shares
    outstanding                                   200,525             201,703
                                            =============       =============
 Diluted weighted average number of shares
    outstanding                                   214,871             217,448
                                            =============       =============


(1) The first quarter of fiscal 2006 includes equity-based compensation expense of $11,060, which was classified as follows: $4,355 to Cost of service, $1,089 to Research and development and $5,616 to Selling, general and administrative.

(2) To reflect the impact of assumed conversion of the convertible notes, $1,000 and $984 representing interest expense and amortization of issuance costs, were added back to net income for the three months ended December 31, 2005 and 2004, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED

                 Reconciliation of Net Income to Adjusted Income
                        and Adjusted Earnings Per Share.

                      (In thousands, except per share data)




The table below reflects net income and diluted earnings per share for the first quarter of fiscal 2006 compared with first quarter of fiscal 2005 including the pro forma equity based compensation expense:

                                                    Three months ended
                                                       December 31,
                                            ------------------------------------
                                                  2005                2004
                                            --------------      ----------------

Net income as reported for Q1 FY'05                             $        69,443
Pro forma equity based compensation
expense, net of tax, as reported for Q1
FY'05                                                                    (7,482)
Net income including the effect of
equity based compensation expense           $       75,334      $        61,691
                                            ==============      ===============
Diluted EPS as reported for Q1 FY'05                            $          0.32
Pro forma equity based compensation
expense, net of tax, per share, as
reported for Q1 FY'05                                                     (0.03)
                                            ---------------     ---------------
Diluted EPS, including the effect of        $          0.36     $          0.29
equity based compensation expense           ================    ===============

                                 AMDOCS LIMITED

                        Consolidated Statements of Income
             Excluding Amortization of Purchased Intangible Assets,
           Equity - Based Compensation Expense and Related Tax Effects

                      (in thousands, except per share data)

                                                 Three months ended
                                                    December 31,
                                         -----------------------------------
                                            2005 (1)            2004 (1)
                                         ---------------    ----------------

Revenue:
  License                                  $      31,661    $         20,366
  Service                                        555,367             449,166
                                         ---------------    ----------------
                                                 587,028             469,532
Operating expenses:
  Cost of license                                  1,062               1,155
  Cost of service                                369,696             294,947
  Research and development                        42,025              32,911
  Selling, general and administrative             72,934              54,960
                                         ---------------    ----------------
                                                 485,717             383,973
                                         ---------------    ----------------
Operating income                                 101,311              85,559

Interest income and other, net                     8,414               4,959
                                         ---------------    ----------------
Income before income taxes                       109,725              90,518

Income taxes                                      19,750              18,104
                                         ---------------    ----------------
Net income                                 $      89,975    $         72,414
                                         ===============    ================
Diluted earnings per share (2)             $        0.42    $           0.34
                                         ===============    ================
Diluted weighted average number of
   shares outstanding                            214,871             217,448
                                         ===============    ================


(1) Excludes $7,572 and $3,718 for amortization of purchased intangible assets, $11,060 and $0 for equity - based compensation expense and tax effects related to the above of $(3,991) and $(747) for the three months ended December 31, 2005 and 2004, respectively. Including the above items, income before income taxes was $91,093 and $86,800, and diluted earnings per share were $0.36 and $0.32 for the three months ended December 31, 2005 and 2004, respectively.

(2) To reflect the impact of assumed conversion of the convertible notes, $1,000 and $984 representing interest expense and amortization of issuance costs, were added back to net income for the three months ended December 31, 2005 and 2004, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED

                      Condensed Consolidated Balance Sheets

                                 (in thousands)



                                                                                        As of
                                                                          ----------------- --- -----------------
                                                                              December             September
                                                                              31, 2005              30, 2005
                                                                          -----------------     -----------------

ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments        $                     $
                                                                                 1,220,944             1,145,563
Accounts receivable, net, including unbilled of $28,317 and
   $28,994, respectively                                                           343,487               304,237
Deferred income taxes and taxes receivable                                         106,840               101,162
Prepaid expenses and other current assets                                           80,681                76,780
                                                                                                -----------------
                                                                          -----------------
    Total current assets                                                         1,751,952             1,627,742

Equipment, vehicles and leasehold improvements, net                                168,338               181,812
Goodwill and other intangible assets, net                                        1,119,876             1,129,258
Other noncurrent assets                                                            262,475               263,656
                                                                          -----------------     -----------------
Total assets                                                              $                     $
                                                                                 3,302,641             3,202,468
                                                                          =================     =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accruals                                             $                     $
                                                                                   475,638               462,276
Short-term portion of capital lease obligations and other financing
   arrangements                                                                      4,777                 8,480
Deferred revenue                                                                   208,094               216,770
Deferred income taxes and taxes payable                                            176,222               171,377
                                                                          -----------------     -----------------
    Total current liabilities                                                      864,731               858,903
0.50% Convertible notes                                                            450,000               450,000
Noncurrent liabilities and other                                                   232,943               237,113
Shareholders' equity                                                             1,754,967             1,656,452
                                                                          -----------------     -----------------
Total liabilities and shareholders' equity                                $                     $
                                                                                 3,302,641             3,202,468
                                                                          =================     =================